UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2008
OR

☐   Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
     for the Transition Period from _____ to _____

Commission file number 1-09100

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



GOTTSCHALKS Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gottschalks Inc.
7 River Park Place East
Fresno, CA 93720
(559) 434-4800

SIGNATURE

<u>The Plan</u>. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOTTSCHALKS Inc.
Retirement Savings Plan

Date: July 2, 2009

By <u>/s/ J. Gregory Ambro</u>
    J. Gregory Ambro
    Chief Operating Officer

GOTTSCHALKS Inc.
Retirement Savings Plan
Financial Statements and Supplemental Schedules
Years ended December 31, 2008 and 2007

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules
Years ended December 31, 2008 and 2007

Table of Contents

Schedules other than those listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee and
Participants of the
GOTTSCHALKS Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the GOTTSCHALKS Inc. Retirement Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As further discussed in Note 1 to the financial statements, Gottschalks Inc., the Plan's Sponsor, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on January 14, 2009 and is in the process of liquidating the Plan Sponsor's assets. The Board of Directors of Gottschalks Inc. voted on May 26, 2009 to terminate the Plan.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 and Schedule of Reportable Transactions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

San Francisco, California
July 2, 2009

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

| | December 31, | |
	2008	**2007**
Assets:		
Investments, at fair value	$ 28,425,589	$ 43,953,808
Participant loans	1,569,553	1,595,283
Assets held for investment purposes	29,995,142	45,549,091
Receivables:		
Employer contributions	177,749	302,225
Participant contributions	2,843	-
Other	180	-
Total receivables	180,772	302,225
Total assets	30,175,914	45,851,316
Liabilities:		
Administrative fees payable	25,966	52,228
Net assets available for benefits at fair value	30,149,948	45,799,088
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	234,413	33,950
Net assets available for benefits	$ 30,384,361	$ 45,833,038

See notes to financial statements.

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

| | Years ended December 31, | |
	2008	2007
Changes in net assets attributed to:		
Investment loss:		
Dividends and interest	$ 1,464,074	$ 2,502,250
Net realized and unrealized depreciation in fair value of investments	(16,315,862)	(9,595,748)
Total investment loss	(14,851,788)	(7,093,498)
Contributions:		
Participants'	3,228,488	3,481,944
Employer's	701,822	1,111,802
Rollovers and other	30,749	95,725
Total contributions	3,961,059	4,689,471
Benefits paid to participants and beneficiaries	(4,415,977)	(6,725,882)
Administrative expenses	(141,971)	(248,327)
Total benefits paid & administrative expenses	(4,557,948)	(6,974,209)
Net decrease in net assets	(15,448,677)	(9,378,236)
Net assets available for benefits:		
Beginning of year	45,833,038	55,211,274
End of year	$ 30,384,361	$ 45,833,038

See notes to financial statements.

5

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 1 – DESCRIPTION OF THE PLAN

General - The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1986 by Gottschalks Inc. (the Company) to provide benefits to eligible employees who are at least 21 years of age and have been employed with the Company for twelve consecutive months with a minimum of 1,000 hours of service completed. Employees subject to a collective bargaining agreement, independent contractors, leased employees and employees who are nonresident aliens with no source of U.S. income are not eligible for participation in the Plan. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, as amended and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2007, the Company allows any participant with three or more years of service the option to diversify their company match out of the Gottschalks Inc. Common Stock Fund and into other funds. For those participants under the age of 55, this diversification will be phased in over a three-year period, during which participants can diversify up to a total of 33% of their Company Match Stock the first year, 66% by the second year, and 100% by the third year.

Effective for plan years beginning after July 1, 2007, the Plan was amended to redefine the definition of compensation. Compensation now includes 415 Compensation paid after severance of employment, defined as regular pay, overtime pay, commissions, bonuses, or other similar payments, and payment for unused vacation, sick, and other leave, if these payments would have been paid to the participant prior to severance from employment.

On January 14, 2009, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware (Case No. 09-10157 (KJC)). Following a Bankruptcy Court-supervised auction on March 30, 2009, and in connection with the Company's decision to take the necessary steps to liquidate the assets of the Company as part of its Chapter 11 proceedings, the Company appointed a joint venture as its agent to conduct the sale of merchandise located at the Company's retail stores and distribution center and to dispose of certain of the Company's furnishings, trade fixtures and equipment. Since that time, the Company has been engaged in the process of liquidating its other remaining assets.

In April 2009, the Plan terminated the ability of participants to transfer into, make contributions into or set investment elections in the Gottschalks Inc. Common Stock Fund. Current balances were permitted to remain within this fund, however any sales would be final. Unless otherwise elected, any new contributions currently designated into the Gottschalks Inc. Common Stock Fund were redirected to the Gartmore Morley Stable Value Fund.

On May 26, 2009, the Company amended the Plan to (1) fully vest participants who were actively employed by the Company on January 1, 2009 in their account balances as of January 1, 2009 and, (2) fully vest the account balances of all participants as of April 1, 2009.

As a result of the Company's Chapter 11 filing and its subsequent decision to take the necessary steps to liquidate the assets of the Company, on May 26, 2009, the Board of Directors unanimously passed a resolution to terminate the GOTTSCHALKS Inc. Retirement Savings Plan, effective July 31, 2009. Upon Internal Revenue Service (IRS) approval, all assets of the Plan will be distributed in accordance with ERISA provisions.

Due to the Company's election to terminate the Plan, the Gartmore Morley Stable Value Fund may impose restrictions on the ability of a participant to receive a distribution from the fund or transfer amounts from the fund to another fund for up to twelve months from the date that the Company notified the Gartmore Morley Stable Value Fund that the Plan would be terminated, which was May 18, 2009.

Administration - The Company has appointed an Investment Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processes and maintains the records of participant data. The Company has contracted with The Charles Schwab Trust Company (Charles Schwab) to act as the custodian and trustee. All reasonable administrative costs and expenses may be paid from plan assets, unless some or all are paid by the Company. Administrative expenses recorded in the Plan during the years ended December 31, 2008 and 2007 totaled $141,971 and $248,327, respectively, and prior to September 1, 2007 represent loan set up and recordkeeping fees, directly charged to the participants' accounts. Effective September 1, 2007, the recordkeeping agreement was amended so that administrative fees charged to the Plan also included distribution fees, an annual base fee for Company stock, participant fees, model portfolio services fees and trustee fees. These fees are directly charged to the participants' account.

Participant contributions - Each year, participants may elect to have the Company contribute up to 100% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations, which amounted to $15,500 in 2008 and 2007. Participants age 50 or older may also elect to make an additional pre-tax "catch-up" contribution to the Plan, not to exceed the amount allowable under current income tax regulations, which was $5,000 for 2008 and 2007. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.

Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in whole percentage increments.

7

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Subsequent to the payroll period ending July 18, 2009, acceptance of any type of contributions into the Plan will be discontinued.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. Effective September 16, 2005, employer contributions to the Plan are invested for the participant pro rata in the same funds as the participant holds their salary deferral contributions. An employee must be employed on the last day of the calendar quarter and have made a contribution to the Plan during the quarter to receive matching contributions. The Company made discretionary matching contributions on a quarterly basis of up to 2% and 3% of a participants' quarterly eligible compensation during 2008 and 2007, respectively. Any unvested amounts forfeited are used to reduce employer contributions. Effective January 1, 2009 employer matching contributions were discontinued.

Vesting - Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the employer's discretionary matching contribution portion of their accounts is based on years of continuous service as follows:

Years of Service	Vesting Percentage
Less than 2	0 %
2	34 %
3	67 %
4 or more	100 %

As mentioned above, in connection with the termination of the Plan, any participants of the Plan who terminated employment with the Company on or after January 1, 2009 became fully vested in their account balances.

Participant accounts - Each participant's account is credited with the participant's contributions, the Company's matching contributions, if any, an allocation of Plan earnings or losses and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan. As of December 31, 2008, the Plan offered 17 mutual funds, a money market fund, a common collective trust, and Company common stock.

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

Loans to participants - The Plan allows participants to borrow not less than $500 and up to the lesser of $50,000 or 50% of their vested account balance. Participants may only have one loan outstanding at any time. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2008 carry interest rates ranging from 4.25% to 9.92%, with payments due through February 2023.

Payment of benefits - Upon termination, the participants or beneficiaries will receive their total benefits in a lump sum amount in cash, or for any portion of the account that is invested in employer stock only, in cash or employer stock, equal to the value of the participant's vested interest in their account. Unless otherwise elected, the Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $1,000. Additionally, under certain circumstances of financial hardship, the participant is allowed to withdraw funds from the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. As of January 1, 2008, the Plan has adopted SFAS 157. (See Note 5 "Fair Value Measurements") There was no material impact to the financial statements of the Plan upon adoption of SFAS 157.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. This applies even when the contracts are not held directly by the Plan but are underlying assets in common collective trust (CCT) investments held by the Plan. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in

9

investment contracts through a CCT. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the investment in the CCT from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Management estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and management assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and cash equivalents - All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Investments - Investments of the Plan are held by Charles Schwab, and invested based solely upon instructions received from participants for participant directed funds. Participants can direct their employee contributions among any of the investment options except that, beginning in April 2009, no new investments can be made into the Gottschalks Inc. Common Stock Fund. No assurance of actual fund performance can be given. Effective September 16, 2005, employer contributions to the Plan are invested for the participant pro rata in the same funds as the participant holds their salary deferral contributions. Prior to this, employer contributions to the Plan were nonparticipant-directed and invested in the Gottschalks Inc. Common Stock Fund.

Investment valuation and income recognition - The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Mutual funds represent investments with various investment managers. The fair value of these investments are determined by reference to the investment manager's valuation of each fund's underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset values as of December 31, 2008 and 2007.

The Plan holds investments in the Gartmore Morley Stable Value Fund, which is a CCT principally invested in a diversified portfolio of guaranteed investment contracts, that is fully benefit-responsive. For purposes of the Statements of Net Assets Available for Benefits, this CCT is stated at fair value. As provided in the FSP, an investment contract is generally required to be valued at fair value, rather than contract value, to the extent it is fully benefit-responsive.

The fair value of such investment contracts held by the CCT is determined using the market price of the underlying securities and the value of the investment contract.
Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest.

The Gottschalks Inc. Common Stock Fund is based on the Company stock, which was traded in an active market on a national securities exchange until October 27, 2008, at which time the Company's stock was suspended from trading on, and later delisted from, the New York Stock Exchange. Since that time, the Company's stock has traded in the over-the-counter (OTC) equity securities market. The Gottschalks Inc. Common Stock Fund is valued at closing prices of the Company's stock on the last business day of each period.

Participant loans are valued at cost, which approximates fair value. Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Net realized and unrealized depreciation in fair value of investments - Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Risks and uncertainties - The fair value of the Plan's investment in the Gottschalks Inc. Common Stock Fund amounted to $251,935 and $4,103,910 as of December 31, 2008 and 2007, respectively. Such investments represented 0.8% and 9.0% of the Plan's total net assets available for benefits as of December 31, 2008 and 2007, respectively. However, as a result of the Company's Chapter 11 filing in January 2009 and subsequent delisting from the New York Stock Exchange, the OTC price of the common shares of the Company (GOTTQ.PK) on June 29, 2009 was approximately $0.01 per share.

For risks and uncertainties regarding Gottschalks Inc., participants should refer to the February 2, 2008, Form 10-K of Gottschalks Inc. filed with the Securities and Exchange Commission.

The Plan provides participants with investment options in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

The Plan's investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Forfeited accounts - Forfeited nonvested accounts at December 31, 2008 and 2007 totaled approximately $2,200 and $4,600, respectively, and will be used to reduce future employer contributions. Forfeitures utilized to reduce the employer's contribution for the years ended December 31, 2008 and 2007 amounted to approximately $18,300 and $28,000, respectively.

NOTE 3 – INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan's net assets at December 31:

	2008	2007
Schwab S&P 500 Index Fund	$ 4,083,136	$ 6,572,957
Gottschalks Inc. Common Stock Fund	**	4,103,910*
JPMorgan Core Bond Fund	3,701,601	4,803,694
Columbia Marsico Growth Fund	1,860,700	2,781,693
Capital World Growth & Income Fund	2,435,271	4,067,695
Davis New York Venture Fund Class A	2,012,795	2,957,311
Dodge & Cox Stock Fund	1,946,900	2,817,754
Masters Select International Fund	**	2,294,969
Gartmore Morley Stable Value	4,285,360	4,314,167
Participant Loans	1,569,553	**
Other funds individually less than 5% of net assets	8,099,826	10,834,941
Assets held for investment purposes	$ 29,995,142	$ 45,549,091

  *   *Includes shares of nonparticipant-directed Gottschalks Inc. Common Stock Fund with a fair value of $3,200,133 at December 31, 2007.*

  ** *Investment funds did not exceed 5% of net assets.*

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2008	2007
Strategy Portfolio Funds	$(5,631,830)	$ 39,310
Mutual Funds	(6,783,223)	426,469
Gottschalks Inc. Common Stock Fund	(4,071,084)	(10,239,814)
Common Collective Trust	170,275	178,287
	$(16,315,862)	$(9,595,748)

NOTE 4 – NONPARTICIPANT-DIRECTED INVESTMENTS

Nonparticipant-directed investments include investments in the Gottschalks Inc. Common Stock Fund, which includes Company common stock and the Schwab Retirement Money Fund. Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed matching accounts is as follows for the years ended December 31:

	2008	2007
Net assets:	$ 169,331	$ 3,200,133
Changes in net assets:		
Transfers of participant-directed investments	$ 69,164	$(1,903,522)
Net depreciation	(2,983,105)	(8,165,112)
Benefits paid to participants	(116,861)	(1,100,588)
	$(3,030,802)	$(11,169,222)

NOTE 5 – FAIR VALUE MEASUREMENTS

The Plan adopted SFAS 157 as of January 1, 2008. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value, as of December 31, 2008. As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

| | Investment Assets at Fair Value as of December 31, 2008 | | | |
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 23,578,779	$ -	$ -	$ 23,578,779
Common collective trust	-	4,285,360	-	4,285,360
Cash and short-term investments	323,993	-	-	323,993
Gottschalks Inc. common stock	237,457	-	-	237,457
Participant loans	-	1,569,553	-	1,569,553
Total investments at fair value	$ 24,140,229	$ 5,854,913	$ -	$ 29,995,142

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 6 – PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Charles Schwab, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Prior to September 16, 2005, employer contributions were invested in common stock of the Company. In addition, as allowed by the Plan, participants could elect until April 2009 to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2008 and 2007 was as follows:

Date	Number of shares	Fair value	Cost
2008	1,396,807	$ 237,457	$ 5,696,191
2007	1,214,066	$ 4,079,262	$ 6,097,264

The Gottschalks Inc. Common Stock Fund is invested primarily in the Company's common stock. The remainder of the fund is invested in the Schwab Retirement Money Fund to allow for timely handling of exchanges, withdrawals and distributions. Investments in the Retirement Money Fund were $14,478 and $24,648 at December 31, 2008 and 2007, respectively.

NOTE 7 – TAX STATUS

The Company received a favorable IRS determination letter dated August 20, 2003, stating that the Plan was designed in accordance with provisions of the Internal Revenue Code (IRC). The Plan has subsequently been amended, however, the Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the IRC and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting. The following reconciles the differences in net assets:

	2008	2007
Net assets available for benefits per the financial statements	$ 30,384,361	$ 45,833,038
Add: Current year administrative fees payable	25,966	52,228
Less: Current year receivables	(180,772)	(302,225)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(234,413)	(33,950)
In-transits:		
Loans	(20,477)	(26,533)
Contributions	(1,905)	(131,801)
Distributions	(43,747)	(49,233)
Net assets available for benefits per the Form 5500	$ 29,929,013	$ 45,341,524

NOTE 9 – SUBSEQUENT EVENTS

As previously discussed in Note 1, because of the Company's Chapter 11 filing and its subsequent decision to liquidate the assets of the Company, on May 26, 2009, the Board of Directors chose to terminate the GOTTSCHALKS Inc. Retirement Savings Plan, effective July 31, 2009. All assets of the Plan will be distributed in accordance with ERISA provisions upon IRS approval.

Also discussed in Note 1, in April 2009, the Plan terminated the ability of participants to transfer into, make contributions into or set investment elections in the Gottschalks Inc. Common Stock Fund. Current balances were permitted to remain within this fund, but any new contributions currently designated into the fund were redirected to the Gartmore Morley Stable Value Fund.

The Company amended the Plan on May 26, 2009, to (1) fully vest the January 1, 2009 account balances of participants who were actively employed by the Company on January 1, 2009 and to (2) fully vest the account balances of all participants as of April 1, 2009, as described in Note 1.

As discussed in Note 1, the Gartmore Morley Stable Value Fund may impose restrictions on distributions from, and transfers out of, the fund for a period of time that could extend to May 18, 2010, which is the twelve-month anniversary of the date that the Company notified the fund that the Plan would be terminated.

SUPPLEMENTAL SCHEDULES

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

EIN: 77-0159791
PLAN #001

SCHEDULE H, PART IV, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

		Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost		Current value
		Cash				$	309,515
*	***	Schwab Retirement Money Fund	14,478	Mutual Fund	$ 14,478		14,478
**		Gottschalks Inc.	486,138	Common Stock	a		82,604
**	***	Gottschalks Inc.	910,669	Common Stock	3,713,716		154,853
		American Beacon Small Cap Value Instl Fund	33,499	Mutual Fund	a		394,288
		Capital World Growth & Income Fund	91,655	Mutual Fund	a		2,435,271
		Columbia Marsico Growth Fund	138,137	Mutual Fund	a		1,860,700
		Davis New York Venture Fund Class A	85,216	Mutual Fund	a		2,012,795
		Dodge & Cox Stock Fund	26,179	Mutual Fund	a		1,946,900
		Dreyfus Midcap Index Fund	48,946	Mutual Fund	a		816,911
		JPMorgan Core Bond Fund	346,592	Mutual Fund	a		3,701,601
		Laudus U.S. Small Cap Institutional Fund	71,805	Mutual Fund	a		371,950
		Loomis Sayles Bond Fund	109,268	Mutual Fund	a		1,135,294
		Managers Special Equity Fund	19,763	Mutual Fund	a		598,416
		Masters Select International Fund	139,055	Mutual Fund	a		1,316,850
		Oppenheimer Common Strategy Fund	187,833	Mutual Fund	a		584,162
		PIMCO Foreign International Fund	102,427	Mutual Fund	a		930,036
		PIMCO High-Yield Fund	73,098	Mutual Fund	a		489,023
*		Schwab S&P 500 Index Fund	294,174	Mutual Fund	a		4,083,136
		Tweedy, Browne Global Value Fund	56,522	Mutual Fund	a		882,879
		Wilshire Target Large Co. Growth Investment Fund	923	Mutual Fund	a		18,567
		Gartmore Morley Stable Value	4,519,773	Common Collective Trust	a		4,285,360
**		Participant loans		Interest rates ranging from 4.25% to 9.92%	a		1,569,553
					Total	$	29,995,142

* *Fund is managed by Charles Schwab, the trustee of the Plan and therefore, a party-in-interest as defined by ERISA.*

** *Party-in-interest as defined by ERISA.*

*** *Nonparticipant-directed.*

a *The cost of participant-directed investments is not required to be disclosed.*

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

EIN: 77-0159791

PLAN #001

SCHEDULE H, PART IV, LINE 4j -SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2008

Identity of party involved	Description of assets (include rate of interest and maturity in case of a loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
Gottschalks Inc. Common Stock	Stock	$ 1,121,826	-	-	-	$ 1,121,826	$ 1,121,826	-
Gottschalks Inc. Common Stock	Stock	-	$ 278,392	-	-	$ 595,266	-	$ (316,874)